Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND SUBSEQUENT ARRANGEMENTS

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rules 13.09 and 13.10B of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors of the Company announces that the Company will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) and the deregistration of such ADSs and underlying H shares (the “H Shares”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after taking into account a number of considerations, including the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares, the fact that the Company has never conducted a follow-on financing of securities listed on the NYSE since the listing of its ADSs on the NYSE, while the Stock Exchange and the Shanghai Stock Exchange are strong alternatives for the Company because they can satisfy the Company’s fundraising requirements necessary for its normal business operations, and the considerable administrative costs of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares under the Exchange Act and complying with the periodic reporting requirements, internal control requirements and related obligations of the Exchange Act.

As at the date of this announcement, the Company has notified the NYSE of the abovementioned matters. The Company intends to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) on or after January 23, 2023 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE is expected to be on or after February 2, 2023. From and after that date, the ADSs of the Company will no longer be listed and traded on the NYSE.

Once the delisting has become effective and the criteria for deregistration have been satisfied, the Company intends to file a Form 15F with the SEC to deregister the ADSs and the underlying H Shares under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.csair.com.

The Company intends to terminate its ADS program after delisting its ADSs from the NYSE in due course in accordance with the deposit agreement. The Company does not intend to seek a listing or registration on a national securities exchange in the U.S. or quotation of the H Shares in the U.S. after the termination of its ADS program and the deregistration of its ADSs and the underlying H Shares. H Shares of the Company will continue to be traded on the Stock Exchange. The Company will continue to comply with its information disclosure and other obligations as a listed issuer under the relevant rules of the Stock Exchange and the Shanghai Stock Exchange as well as other applicable laws and regulations.

The Company reserves its rights in all respects, for any reason, to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under the Listing Rules or other applicable laws and regulations.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

13 January 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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